

September 14, 2022

Pijun Liu
Chief Executive Officer
WeTrade Group Inc.
Room 101, Level 1 Building 8
No 18, Kechuang 10th Street
Beijing Economic and Technological Development Zone
Beijing City, People Republic of China 100020

> **Re: WeTrade Group Inc.**
> **Registration Statement on Form S-3**
> **Filed September 9, 2022**
> **File No. 333-267362**

Dear Mr. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh, Esq.